UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DLR and Embraer extend cooperation in aviation research

São José dos Campos – Brazil, October 9, 2023 - Embraer and the German Aerospace Center (Deutsches Zentrum für Luft-und Raumfahrt; DLR) today announced a Memorandum of Understanding (MoU) for collaboration regarding precompetitive technology research and development activities.

The partners will evaluate the possibility of establishing a future cooperation on a wide range of activities, including Aircraft Design, Flight Systems, Flight Physics, System Architectures, Flight Tests, Windtunnel Experiments, Structures and Materials and Security.

“We are delighted to extend our collaboration with DLR and continue our team’s longstanding relationship. This agreement represents another key step in our technology journey toward to the future of a sustainable aviation in partnership with global research centers”, said Maurílio Albanese Novaes Júnior, head of Research & Technology Development at Embraer.

"Following our long-standing cooperation, we would like to further intensify our joint activities. International cooperation is essential if we are to achieve our goal of climate-compatible aviation," emphasizes Prof. Anke Kaysser-Pyzalla, Chair of the DLR Executive Board, in São José dos Campos, Brazil. “Together with our partner Embraer, we are addressing issues such as aerodynamics and flight physics, as well as conducting studies in the wind tunnel and flight tests.”

DLR and Embraer have already been cooperating on individual projects since 2001 with relevant results in the field of ice formation on aircraft (Aircraft Dynamic Modelling with Accreted Ice), aerodynamics modelling (Online Parameter Identification for Integrated Aerodynamic Modelling) and aeroelasticity. In 2017, collaboration was intensified with focus on Sustainability matters, such as reduction of noise and minimizing the impact of aviation on the climate.

The signature took place during a visit to Embraer facilities in São José dos Campos, Brazil, of a high-level delegation from DLR, led by Professor Anke Kaysser-Pyzalla, last week.

Photo: https://embraer.bynder.com/share/44A76A69-166D-4E9F-A94763082C357F40/

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

About DLR

DLR is the Federal Republic of Germany’s research centre for aeronautics and space. We conduct research and development activities in the fields of aeronautics, space, energy, transport, security and digitalisation. The German Space Agency at DLR plans and implements the national space programme on behalf of the federal government. Two DLR project management agencies oversee funding programmes and support knowledge transfer.

Climate, mobility and technology are changing globally. DLR uses the expertise of its 55 research institutes and facilities to develop solutions to these challenges. Our 10,000 employees share a mission – to explore Earth and space and develop technologies for a sustainable future. In doing so, DLR contributes to strengthening Germany’s position as a prime location for research and industry.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations